                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-23132

(Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended: March 31, 1999

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------


  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION


Full Name of Registrant:  ObjectShare, Inc.
------------------------------------------------------------------------------

Former Name if Applicable:  N/A

16811 Hale Avenue, Suite A
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Irvine, CA 92606
------------------------------------------------------------------------------
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

                          (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company has just completed its year-end financial statements. The Company is still in the process of completing its Annual Report on Form 10-K and expects to file its Form 10-K on or before July 14, 1999.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                             Winston Hickman                   (949)             833-1122
                 ---------------------------------------    -----------      ------------------
                                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 See Attachment to Form 12b-25.

------------------------------------------------------------------------------
                               ObjectShare, Inc.
------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

OBJECTSHARE, INC.

Dated:      June 30, 1999               By:      /s/ WINSTON HICKMAN
       ----------------------               ----------------------------------
                                            Winston Hickman
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
------------------------------------------------------------------------------
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in the filing date pursuant to Rule 13(b) of Regulation S-T section 232.13(b) of this chapter.

                           Attachment to Form 12b-25

                                ObjectShare, Inc.

PART IV.  OTHER INFORMATION

(3) The Company's audited financial statements for its year ended March 31, 1999, will contain an auditor's paragraph 4 qualification ("going concern" qualification).

         Following is the text of the Company's earnings press release issued on June 30, 1999:

            OBJECTSHARE REPORT FISCAL 1999 AND FOURTH QUARTER RESULTS

                  IRVINE, California - June 30, 1999 - ObjectShare, Inc. (OTCBB:OBJS) today reported a net loss of $4.8 million, equal to $0.39 per share, on net revenues of $15.8 million for the year ended March 31, 1999. This compares with a net loss of $7.6 million, or $0.63 per share, on net revenues of $20.2 million for fiscal year 1998. The complete Form 10-K for fiscal 1999 is expected to be available
         July 14, 1999.

                  For the fourth quarter ended March 31, 1999, ObjectShare reported a net loss of $2.5 million, equal to $0.20 per share, compared with net income of $327,000, or $0.02 per diluted share, a year ago. Net revenues for the fourth quarter amounted to $4.2 million, compared with $5.4 million for the same period last year.

                  Eugene L. Goda, president and chief executive officer, commented, "Our results continue to be impacted by the market softness that exists in the software application development market."

                  Goda added: "Management continued to execute a company-wide cost reduction program that resulted in operating expenses for the year, excluding restructuring costs, declining 17 percent to $13.5 million from $16.3 million. This reduction was achieved while incurring development costs associated with the launch of ObjectShare's Internet-enabled VisualWorks 5i products."

                  ABOUT OBJECTSHARE, INC.

                  Founded in 1983, ObjectShare, Inc. is a leading provider of object-oriented software solutions for network computing. With complete support for industry standards using Java or Smalltalk, the company offers its development environments, frameworks, along with consulting, education and support services worldwide. ObjectShare's Smalltalk products originated the first component development tools utilizing just-in-time (JIT) compilers, virtual machine technology and an environment that is 100% object-oriented. Headquartered in Irvine, California, the company also maintains offices in Santa Clara, Arlington, VA, Germany, Japan, and the United Kingdom. For more information about ObjectShare, please call 1-800-973-4777 or 949-833-1122. ObjectShare's World Wide Web address (URL) is http://www.objectshare.com.


                                      # # #

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of ObjectShare's future operational or financial performance and are subject to risks and uncertainties. Actual operational and financial results may differ materially from ObjectShare's expectations contained in the forward-looking statements as a result of various factors. Factors that may cause such differences include, but are not limited to, management of growth, market acceptance of component-based technology, dependence on Smalltalk and Java's continued market acceptance, risks associated with the development of new product versions and training materials and programs, dependence on third party relationships, ability to integrate acquired products and intense competition, as well as other risks and uncertainties detailed from time to time in ObjectShare's filings with the Securities and Exchange Commission, including, without limitation, those factors discussed in "Item 1 - Description of Business - Risk Factors" and "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of ObjectShare's Annual Report for the year ended March 31, 1998 on Form 10-K filed with the Securities and Exchange Commission.

                  FINANCIAL POSITION AND RESULTS OF OPERATIONS

                                OBJECTSHARE, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                  For the three months              For the twelve months
                                                     ended March 31,                   ended March 31,
                                                -------------------------         -------------------------
                                                  1999             1998             1999             1998
                                                --------         --------         --------         --------
Net revenues:
             Service                            $  2,468         $  2,784         $ 10,426         $ 12,068
             License                               1,750            2,647            5,380            8,172
                                                --------         --------         --------         --------
Total net revenues                                 4,218            5,431           15,806           20,240
                                                --------         --------         --------         --------
Total cost of net revenues                         2,500            2,184            7,442            9,195
                                                --------         --------         --------         --------
Gross profit                                       1,718            3,247            8,364           11,045
Operating expenses:
             SG&A                                  3,410            2,092           10,000           11,640
             Research and development                661              840            3,542            4,648
             Restructuring costs                    --               --               (166)           2,621
                                                --------         --------         --------         --------
Total operating expenses                           4,071            2,932           13,376           18,909

Income/(loss) from operations                     (2,353)             315           (5,012)          (7,864)
                                                --------         --------         --------         --------
Interest and other income/(expense)                  (96)               5              160              313
Income/(loss) before provision/(benefit)
  for income taxes                                (2,449)             320           (4,852)          (7,551)
Provision/(benefit) for income taxes                  16               (7)             (13)              31
                                                --------         --------         --------         --------
Net income/(loss)                               $ (2,465)        $    327         $ (4,839)        $ (7,582)
                                                ========         ========         ========         ========
Basic net income/(loss) per share                  (0.20)            0.03            (0.39)           (0.63)
                                                ========         ========         ========         ========
Diluted net income/(loss) per share                (0.20)            0.02            (0.39)           (0.63)
                                                ========         ========         ========         ========
Shares used in computing
  basic net income/(loss) per share               12,369           12,126           12,308           12,022
                                                ========         ========         ========         ========
Shares used in computing
  diluted net income/(loss) per share             12,369           15,570           12,308           12,022
                                                ========         ========         ========         ========

                                OBJECTSHARE, INC.
                           CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amounts)

                                                                      March 31,        March 31,
                                                                         1999            1998
                                                                      ---------        -------
                                     ASSETS

Current assets:
            Cash and cash equivalents                                   $ 1,675        $ 5,734
            Accounts receivable, net                                      3,988          5,166
            Inventories                                                      24            164
            Prepaid and other current assets                                432            819
                                                                        -------        -------
                      Total current assets                                6,119         11,883

                      Net property and equipment                            953          1,198

            Other assets                                                    129            174

                      Net capitalized software                              511           --
                                                                        -------        -------
                      Total assets                                      $ 7,712        $13,255
                                                                        =======        =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
            Accounts payable and accrued compensation                   $ 2,202        $ 2,222
            Note payable and ST portion of capital leases                   103           --
            Other accrued liabilities and deferred revenue                4,180          5,707
            Bank line                                                     1,000           --
            Accrued restructuring costs                                    --              534
                                                                        -------        -------
                      Total current liabilities                           7,485          8,463
            Long term portion of capital lease obligation                   103           --

Commitments and contingencies

                      Total stockholders' equity                            124          4,792
                                                                        -------        -------
                      Total liabilities and stockholders' equity        $ 7,712        $13,255
                                                                        =======        =======